LMS Medical Systems Inc.

For Immediate Release

LMS DELIVERS FIRST FULLY INTEGRATED OBSTETRICS SOLUTION

TO HOSPITAL-WIDE OPERATING ENVIRONMENT

Montreal, Quebec, August 8, 2007 – LMS Medical Systems (AMEX:LMZ; TSX:LMZ), a healthcare technology company and developer of the CALM® clinical information system and risk management software for obstetrics, today announced that it has recently completed the integration of its CALM risk management suite with McKesson’s hospital-wide clinical applications.

Known as Horizon Perinatal Care™, the solution is the first obstetrics (OB)/perinatal information system designed to support continuity of care between the labor and delivery (L&D) department and other hospital departments and units. The system enables interaction with enterprise clinical systems to provide ready access to historical patient information and eliminate redundant charting in support of providing safer, more efficient care to baby and mother. The integrated solution combines fetal strip archival and surveillance capabilities with components of McKesson’s Horizon Clinicals® suite of solutions that are used in obstetrical care, such as enterprise clinical history and interventions, documentation and bar-code medication administration.

“Never before has the area of obstetrics been seamlessly integrated over the hospital’s full landscape,” said Diane Côté, President and CEO of LMS. “This offering provides an opportunity for medical professionals to deliver improved care thereby contributing to better outcomes and increased patient safety.”

About LMS: LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM Suite provides physicians, nursing staff, risk managers and hospital administrators with OB clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company’s filings with the United States Securities and Exchange Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information about LMS Medical Systems please contact:

Andrea Miller, Communications	David Gordon / Grant Howard
LMS Medical Systems Inc.	The Howard Group Inc.
Tel: (514) 488-3461 Ext. 222	Toll Free: 1-888-221-0915
Fax: (514) 488-1880	Info@howardgroupinc.com
investor@lmsmedical.com / www.lmsmedical.com	www.howardgroupinc.com